UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: September 21, 2005
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 (920) 433-4901	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. **Regulation FD Disclosure.**

On September 21, 2005, WPS Resources Corporation issued a press release announcing that two of its subsidiaries have entered into definitive agreements with Aquila, Inc. to acquire Aquila's natural gas distribution operations in Michigan and Minnesota for approximately $558 million subject to certain adjustments which will include working capital. On September 22, 2005, following the filing of this Current Report on Form 8-K, WPS Resources will host a conference call to discuss the acquisition at 9:00 a.m. (CDT). A copy of the press release issued by WPS Resources, the script and slides for the conference call are furnished as Exhibits 99.1, 99.2, and 99.3 hereto, respectively.

The press release, conference call script, and slides presented on such conference call may contain certain forward-looking statements related to WPS Resources' businesses that are based on its current expectations. Forward-looking statements are subject to certain risks, trends, uncertainties, and other economic conditions that could cause actual results to differ materially from the expectations expressed in forward-looking statements. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Item 9.01 **Financial Statements and Exhibits.**

> (a) Not applicable.
>
> (b) Not applicable.
>
> (c) Exhibits. The following exhibits are being filed herewith:
>
>> 99.1 Press Release of WPS Resources Corporation dated September 21, 2005.
>>
>> 99.2 Script for the WPS Resources Corporation September 22, 2005 conference call.
>>
>> 99.3 Slides presented as part of the WPS Resources Corporation September 22, 2005 conference call.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President
    and Chief Financial Officer

Date: September 22, 2005

WPS RESOURCES CORPORATION

Exhibit Index to Form 8-K
Dated September 21, 2005

Exhibit
Number

99.1   Press Release of WPS Resources Corporation dated September 21, 2005.

99.2   Script for the WPS Resources Corporation September 22, 2005 conference call.

99.3   Slides presented as part of the WPS Resources Corporation September 22, 2005 conference call.

Exhibit 99.1

(WPS RESOURCES CORPORATION LETTERHEAD)

For Immediate Release:
September 21, 2005

WPS Resources Corporation to Purchase the
Michigan and Minnesota Natural Gas Assets of
Aquila Inc.

Green Bay, WI – In a major expansion of its natural gas distribution business, WPS Resources Corporation (NYSE: WPS) today announced that it has entered into a definitive agreement with Aquila Inc. (NYSE: ILA) to acquire Aquila's natural gas distribution operations in Michigan and Minnesota for approximately $558 million in a cash transaction. The addition of regulated assets in complementary jurisdictions to WPS Resources' existing regulated electric and natural gas operations in Wisconsin and Michigan will transition WPS Resources to a larger, stronger regional energy company.

"We are excited about bringing these high-quality assets and people into the WPS organization," said Larry Weyers, Chairman, President, and CEO of WPS Resources. "This acquisition is a great strategic fit with our existing operations given the geographic and operational profile of the combined asset base. We will be building the scale and scope of our regulated operations in jurisdictions with similar ratemaking environments. Natural gas distribution is a core business for us. This is an opportunity for our company to deliver on our commitment of providing value to our customers, employees, and shareholders."

Weyers said that WPS Resources does not expect to reduce field staff, but instead will welcome the 182 Michigan and 226 Minnesota employees into its existing ranks of 3,048 employees.

Terms of the Transaction

Under the terms of the agreement, WPS Resources will pay a total cash consideration of approximately $558 million (subject to post-closing adjustments which will include working capital) for Aquila's natural gas distribution operations in Michigan and Minnesota, known as Michigan Gas Utilities and Minnesota Gas, respectively. WPS Resources anticipates that permanent financing for the acquisition will be raised from the issuance of a combination of equity and long-term debt. The acquisition is expected to close in 2006. Each transaction requires the approval of the respective state regulatory commissions and is also subject to certain other customary conditions and approvals.

Excluding one-time transaction and integration costs, the transaction is expected to be accretive to WPS Resources' earnings over the first 12 months following the close of the acquisition. WPS Resources anticipates maintaining its current dividend policy and its investment-grade credit ratings.

About the Aquila Natural Gas Assets

The Minnesota natural gas assets provide gas distribution service to about 200,000 customers throughout the state in 165 cities and communities including Grand Rapids, Pine City, Rochester, and Dakota County with 226 employees. Annual natural gas throughput is approximately 76.1 billion cubic feet per year, roughly equal to that of WPS Resources' existing regulated natural gas operations. The assets operate under a cost-of-service environment and are currently allowed an 11.71% authorized return on equity on a 50% equity component of the regulatory capital structure.

The Michigan natural gas assets provide gas distribution service to about 161,000 customers, mainly in southern Michigan in 147 cities and communities including Otsego, Grand Haven, and Monroe with 182 employees. Annual natural gas throughput is approximately 36 billion cubic feet per year. Like Minnesota, the assets also operate under a cost-of-service environment and are currently allowed an 11.4% authorized return on equity on a 45% equity component of the regulatory capital structure.

Compatible Business Profile

Combined with the acquired Aquila assets, WPS Resources will serve roughly 666,000 natural gas customers through its regulated utilities with annual natural gas throughput of 189 billion cubic feet. WPS Resources already serves more than 473,000 electric customers.

For new Michigan and Minnesota customers, the transition to WPS Resources will be seamless. WPS Resources has a long history of regulated customer service and operational excellence. Its regulated utilities are known for providing exceptional regulated service to its more than 473,000 electric customers and 305,000 natural gas customers in Wisconsin and Michigan. WPS Resources expects to provide that same exceptional service to new Michigan and Minnesota customers. By combining resources and best practices, the transaction is expected to enhance operations and create efficiencies in natural gas distribution.

WPS Resources' asset management strategy calls for the continuing acquisition and disposition of assets in a manner that enhances earnings capability. The acquisition portion of the strategy calls for the acquisition of assets, such as Michigan Gas Utilities and Minnesota Gas, which complement WPS Resources' existing assets and strategy.

WPS Resources will continue to manage its portfolio of businesses to achieve utility and nonregulated growth, with an emphasis on regulated growth. This strategy allows WPS to participate in and be prepared to take advantage of nonregulated opportunities with an acceptable risk profile when those opportunities are available.

Financial Advisor

J. P. Morgan Securities Inc. acted as exclusive financial adviser to WPS Resources and provided a fairness opinion in connection with the transaction.

Conference Call

WPS Resources will host a conference call to discuss the transaction on Thursday, September 22, 2005, at 9:00 a.m. central time (CDT). To access the call, which is open to the public, call 888-690-9634 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply INVESTOR RELATIONS as the passcode and MR. LARRY WEYERS as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through October 6, 2005, by dialing 1-866-443-1213. Officers participating in the conference call will be:

Larry L. Weyers	Chairman, President, and Chief Executive Officer
Phillip M. Mikulsky	Executive Vice President - Development
Joseph P. O'Leary	Senior Vice President and Chief Financial Officer

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Although we believe we have been prudent in our plans and assumptions, there can be no assurance that indicated results will be realized. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated.

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. We recommend that you consult any further disclosures we make on related subjects in our 10-Q, 8-K, and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions which form the basis of forward-looking statements relevant to our business. These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- Receipt of required regulatory approvals for the acquisition of Michigan Gas Utilities and Minnesota Gas;
- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions regarding Wisconsin Public Service Corporation and Upper Peninsula Power Company;
- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry, changes in environmental, tax, and other laws and regulations to which WPS Resources and its subsidiaries are subject, as well as changes in application of existing laws and regulations;

- Current and future litigation, regulatory investigations, proceedings or inquiries, including manufactured gas plant site cleanup and pending Environmental Protection Agency investigations of Wisconsin Public Service Corporation's generation facilities;
- Resolution of audits by the Internal Revenue Service and various state revenue agencies;
- The effects, extent and timing of additional competition in the markets in which WPS Resources Corporation's subsidiaries operate;
- The impact of fluctuations in commodity prices, interest rates, and customer demand;
- Available sources and costs of fuels and purchased power;
- Ability to control costs (including costs of decommissioning generation facilities);
- Investment performance of employee benefit plans;
- Advances in technology;
- Effects of and changes in political, legal, and economic conditions and developments in the United States and Canada;
- The performance of projects undertaken by nonregulated businesses and the success of efforts to invest in and develop new opportunities;
- Potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed (such as acquisition of Michigan Gas Utilities and Minnesota Gas, construction of the Weston 4 generation plant, and construction of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line);
- The direct or indirect effect resulting from terrorist incidents or responses to such incidents;
- Financial market conditions and the results of financing efforts, including credit ratings and risks associated with commodity prices, interest rates, and counterparty credit;
- Weather and other natural phenomena; and
- The effect of accounting pronouncements issued periodically by standard-setting bodies.

For general information, contact:

Larry L. Weyers, Chairman, President, and Chief Executive Officer
WPS Resources Corporation
(920) 433-1334

For financial information, contact:

Joseph P. O'Leary, Senior Vice President and Chief Financial Officer
WPS Resources Corporation
(920) 433-1463

//END//

About WPS Resources Corporation

WPS Resources Corporation (NYSE: WPS), based in Green Bay, Wisconsin, is a holding company with four major subsidiaries providing electric and natural gas energy and related services in both regulated and nonregulated energy markets. Its principal subsidiary is Wisconsin Public Service Corporation, a regulated electric and natural gas utility serving northeastern Wisconsin and a portion of Michigan's Upper Peninsula. Wisconsin Public Service serves more than 421,000 electric customers and 305,000 natural gas customers. Another

subsidiary, Upper Peninsula Power Company, is a regulated electric utility serving Michigan's Upper Peninsula. Upper Peninsula Power serves approximately 52,000 electric customers.

WPS Resources' major nonregulated subsidiaries consist of WPS Energy Services, Inc. and WPS Power Development, LLC. WPS Energy Services is a diversified nonregulated energy supply and services company serving commercial, industrial and wholesale customers and aggregated groups of residential customers. Its principal market is the northeast quadrant of the United States and adjacent portions of Canada. Its principal operations in the United States are in Illinois, Maine, Michigan, Ohio, Virginia, and Wisconsin. Its principal operations in Canada are in Alberta, Ontario, and Quebec. WPS Power Development owns and/or operates nonregulated electric generation facilities in Wisconsin, Maine, Pennsylvania, New York, and New Brunswick, Canada; steam production facilities in Arkansas and Oregon; a partial interest in a synthetic fuel processing facility in Kentucky, and steam production facilities located in Arkansas and Oregon.

Exhibit 99.2

WPS Resources Corporation

Acquisition of Aquila's Michigan and Minnesota
Natural Gas Distribution Operations

September 22, 2005

Good morning. Welcome to the investor relations conference call for WPS Resources Corporation. I'm Larry Weyers, Chairman, President, and Chief Executive Officer of WPS Resources Corporation. With me today is Phil Mikulsky, our Executive Vice President - Development; Joe O'Leary, our Senior Vice President and Chief Financial Officer; and Larry Borgard, Wisconsin Public Service Corporation President and Chief Operating Officer - Energy Delivery.

We are here today to discuss our planned acquisition of Aquila's natural gas distribution operations in Michigan and Minnesota known as Michigan Gas Utilities and Minnesota Gas.

I'll remind you that WPS Resources' common stock is traded on the New York Stock Exchange under the ticker symbol WPS. Yesterday we issued a press release containing some of the financial details associated with our announcement of the pending acquisition. If you haven't seen the release, you might want to get it. It is available on our Web site at www.wpsr.com. Once you are at the site, select Investor Information, select Financial News, select Other News With Financial Impact, and finally select the release from yesterday, September 21, 2005. The slides for today's presentation are also available on our web site under Investor Information - Presentations.

{SLIDE 2} Before we begin, I need to point out that this presentation contains forward-looking statements within the definition of the Securities and Exchange Commission's safe harbor rules including projected results for 2005 for WPS Resources and its subsidiaries. Forward-looking statements are beyond the ability of WPS Resources to control and, in many cases, WPS Resources cannot predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. I refer you to the forward-looking statement section of today's press release and to our filed Securities and Exchange Commission disclosure documents for further information.

Now, back to the business at hand…

{SLIDE 3} As Slide 3 indicates, today we'll provide:

- an overview of WPS Resources,
- a summary of the transaction and the strategic rationale,
- overviews of the Michigan and Minnesota operations of Aquila Inc. we are acquiring and a combined business overview,
- proforma information,
- steps to close, and
- finally, some key points to remember as the transaction is analyzed.

We will also have time for questions and answers at the end of our presentation.

{SLIDE 4} So, to begin with a little background on Slide 4, WPS Resources continues to deliver value for customers, shareholders, and employees, as a holding company based in Green Bay, Wisconsin. Our subsidiaries provide energy and energy related services in both regulated and nonregulated energy markets.

We have two regulated utilities. Wisconsin Public Service Corporation is an electric and natural gas utility operating in northeastern Wisconsin and an adjacent portion of Upper Michigan. Upper Peninsula Power Company is an electric utility operating in Upper

Michigan. Between our two utilities, we serve about 473,000 electric customers and 305,000 natural gas customers.

We also have two major nonregulated companies. WPS Energy Services, Inc. is a diversified nonregulated energy supply and services company with principal operations in Illinois, Maine, Michigan, New York, Ohio, Virginia, Wisconsin, Alberta, Ontario, and Quebec. It provides retail and wholesale products primarily in the northeast quadrant of the United States and an adjacent portion of Canada.

WPS Power Development, LLC owns and operates nonregulated energy facilities and owns a portion of a synthetic fuel facility. It provides electric power generation services nationwide, but has a significant focus on the northeast quadrant of the United States.

WPS Resources has a dependable and growing base of regulated utility operations. Sixty-two percent of our 2004 consolidated net income was generated from regulated electric and natural gas operations in Wisconsin and a portion of Upper Michigan. Wisconsin Public Service enjoys a favorable regulatory environment. Its current return on equity as authorized by the Public Service Commission of Wisconsin is 11.5 percent with a 57.3 percent common equity component of its regulatory capital structure. Wisconsin Public Service also enjoys a strong growth profile and -- the compounded annual growth rate was 3.6 percent for 2000 through 2004. Wisconsin Public Service continues to grow its rate base through investments in regulated assets, such as the Weston 4 facility that is currently under construction.

We have focused our nonregulated businesses on energy and energy-related services--the core competencies developed in our regulated operations.

Our asset management strategy calls for the continuing acquisition and disposition of assets in a manner that enhances earnings capability.

The utilities are the backbone of our earnings right now, and we expect WPS Energy Services and WPS Power Development to continue to provide between 15 and 25 percent of our earnings in the future.

We are committed to maintaining our quality credit ratings that give us access to the financial resources we need at low interest rates. We have some of the best credit ratings in the industry.

We have an outstanding dividend record that has served our investors well. We have had 47 years of consecutive dividend increases and we've paid a dividend for 65 consecutive years. We anticipate maintaining our dividend policy and our investment grade credit ratings.

Finally, we have a talented and experienced management team with sufficient bench strength to manage the expanding operations.

{SLIDE 5} Moving to Slide 5, let's review the key terms of the transaction. WPS Resources is acquiring Aquila, Inc.'s natural gas distribution operations in Michigan and Minnesota, which are currently divisions of Aquila. The purchase price is approximately 558 million dollars in cash, subject to post closing adjustments which will include working capital.

Given the relatively straightforward regulatory nature of this transaction, we expect this transaction to take roughly six months to close. We expect to obtain the required approvals from each of the state regulatory commissions as well as under the Hart-Scott-Rodino Act. Closing could potentially take two stages given each asset resides in a separate state.

{SLIDE 6} Slide 6 discusses the strategy behind our decision to purchase the assets of Michigan Gas Utilities and Minnesota Gas and includes the following key points:

- These are attractive utility assets that will provide regulated operations in growing regions.
- The increased scale will complement our existing Midwest operations.
- The stable earnings generated are projected to be accretive to WPS Resources (excluding one-time transaction and integration costs) over the first 12 months following the close of the acquisition.
- We expect to finance the transaction in a way that maintains our strong credit profile.
- Finally, we will be able to improve operational efficiency and reliability, which will benefit our customers in the communities we serve.

{SLIDE 7}   Now, let's take a closer look at the individual acquisitions starting on Slide 7. Michigan Gas Utilities offers steady customer growth in primarily the residential customer sector, with this sector representing 92 percent of the total number of customers. It has access to several major pipelines and a natural gas supply. It has a 3.6 billion cubic foot natural gas storage field, a good safety and reliability record, and an authorized return on equity of 11.4 percent on a 45 percent equity regulated structure with tariffs that are below peer average.

{SLIDE 8}   On Slide 8, you'll see that Minnesota Gas is comprised of two utilities--Peoples Natural Gas (representing 83 percent of the natural gas customers) and Northern Minnesota Utilities (representing 17 percent of the natural gas customers). The residential customer sector represents 89 percent of the combined total number of customers. The areas served, including Dakota County south of the Twin Cities and Rochester, afford strong customer growth potential with attractive demographics. Minnesota Gas has access to five interstate pipelines. It also has a good safety and reliability record and an authorized return on equity of 11.71 percent on a 50 percent regulated equity structure.

{SLIDE 9}   As a combined business, WPS Resources' regulated service territory will appear as depicted in Slide 9. WPS Resources will become a stronger regional energy

company. Its multi-state operations will enhance regulatory diversification. This affords the opportunity to deploy best practices within the new asset base. The combined natural gas utility segment will have more than 666 thousand customers, an annual throughput of 188.5 billion cubic feet, natural gas storage of 3.6 billion cubic feet, and 684 employees.

{SLIDE 10}   In Slide 10, revenues consist of a combination of natural gas costs, which are essentially a pass-through, and transmission/distribution tariffs. Historically, fluctuations in the operating margin and EBITDA are driven mainly by changes in weather with customer growth being relatively constant on a year-over-year basis. We have included two years of history and an estimate for 2005 to give you a perspective on this business. As you can see, on a combined basis, the results range from 51 million dollars to 62 million dollars indicating a stable profile.

{SLIDE 11}   As Slide 11 indicates, on a long-term basis, we plan to access the debt and equity capital markets to finance the acquisitions. WPS Resources remains committed to retaining its strong investment grade credit quality and expects to finance the acquisitions on a basis that is consistent with supporting our current credit ratings. Additionally, excluding one-time transaction and integration costs, we project the transaction to be accretive to earnings over the first 12 months after the transaction closes. Finally, this acquisition is anticipated to have no impact on our existing dividend policy. We have had 47 years of consecutive dividend increases and we've paid a dividend for 65 consecutive years. We are very proud of that and will work hard to ensure that we continue delivering value to our shareholders.

{SLIDE 12}   The steps that will take us to closing are outlined on Slide 12. As indicated earlier, we expect to close the transaction in the next six months. Shareholder approval is not required. WPS Resources' Board of Directors has already approved the acquisition. State regulatory approvals will be required from the Michigan Public Service Commission and the Minnesota Public Utility Commission. The transaction is also subject to the provisions of the Hart-Scott-Rodino Act. We have a dedicated team

that will shepherd the integration process for both assets into the WPS Resources family.

{SLIDE 13}   So, to review the key points of this acquisition:

- These are attractive assets that provide regulated operations in growing regions.
- The increased scale complements our Midwest regulated utility operations.
- The stable earnings generated are projected to be accretive to WPS Resources (excluding one-time transaction and integration costs) over the first 12 months after the close of the transaction.
- We expect to finance the transaction in a way that maintains our strong credit profile.
- Finally, we will be able to improve operational efficiency and reliability, which will benefit our customers in the communities we serve.

Keep these points in mind as you evaluate the acquisition and watch us deliver value to customers, shareholders, and employees. To paraphrase the theme of our 2004 Annual Report, we have the energy you can believe in.

Now, Joe, Phil, Larry, and I are available to answer your questions on the Aquila acquisition and what it means to our future.

Thank you for being a part of today's conference call. A replay of this conference call will be available through October 6, 2005, by dialing 866-443-1213.

The text for today's presentation is available on our Web site at www.wpsr.com. Just select Investor Information and then Presentations.

If you have additional questions, you may contact Joe O'Leary at 920-433-1463 or Donna Sheedy at 920-433-1857.



WPS Resources Corporation

Acquisition of Aquila's Michigan and Minnesota Natural Gas Distribution Operations

September 22, 2005



Forward-Looking Statements

Except for historical data and statements of current fact, the information contained or incorporated by reference in this document constitutes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Any references to plans, goals, beliefs or expectations in respect to future events and conditions or to estimates are forward-looking statements. Although we believe that statements of our expectations are based on reasonable assumptions, forward-looking statements are inherently uncertain and subject to risks and should be viewed with caution. Actual results or experience could differ materially from the forward-looking statements as a result of many factors.

In addition to statements regarding trends or estimates in Management's Discussion and Analysis of Financial Condition and Results of Operations, forward-looking statements included or incorporated in this report include, but are not limited to, statements regarding future:

- Revenues or expenses,
- Capital expenditure projections, and
- Financing sources.

Forward-looking statements involve a number of risks and uncertainties. There are many factors that could cause actual results to differ materially from those expressed or implied in this report. Some of those factors include:

- Receipt of required approvals for the acquisition of Michigan Gas Utilities and Minnesota Gas;
- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions regarding Wisconsin Public Service Corporation and Upper Peninsula Power Company;
- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry, changes in environmental, tax and other laws and regulations to which WPS Resources and its subsidiaries are subject, as well as changes in application of existing laws and regulations;
- Current and future litigation, regulatory investigations, proceedings or inquiries, including manufactured gas plant site cleanup and pending Environmental Protection Agency investigations of Wisconsin Public Service Corporation generation facilities;
- Resolution of audits by the Internal Revenue Service and various state revenue agencies;
- The effects, extent and timing of additional competition in the markets in which WPS Resources' subsidiaries operate;
- The impact of fluctuations in commodity prices, interest rates and customer demand;
- Available sources and costs of fuels and purchased power;
- Ability to control costs (including costs of decommissioning generation facilities);
- Investment performance of employee benefit plans;
- Advances in technology;
- Effects of and changes in political, legal and economic conditions and developments in the United States and Canada;
- The performance of projects undertaken by nonregulated businesses and the success of efforts to invest in and develop new opportunities;
- Potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed (such as the acquisition of Michigan Gas Utilities and Michigan Gas, construction of the Weston 4 generation plant and construction of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line);
- The direct or indirect effect resulting from terrorist incidents or responses to such incidents;
- Financial market conditions and the results of financing efforts, including credit ratings and risks associated with commodity prices, interest rates and counterparty credit;
- Weather and other natural phenomena; and
- The effect of accounting pronouncements issued periodically by standard-setting bodies.

Except to the extent required by the federal securities laws, WPS Resources and its subsidiaries undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this report.



<u>Agenda</u>

WPS Resources overview

Transaction summary

Strategic rationale

Overview of Michigan Gas Utilities

Overview of Minnesota Gas

Combined business overview

Financial overview

Steps to close

Summary transaction highlights

WPS Resources continues to deliver

- Dependable and growing base of regulated operations

- 62% of 2004 consolidated net income from regulated operations
  - Favorable regulatory environment

  - Strong growth profile
    - 2000 – 2004 customer growth CAGR of 3.6% for Wisconsin Public Service Corporation
    - Growing rate base through capital investment

- Commitment to maintaining strong financial profile (currently A1/A credit rating)

- Complementary portfolio management program

- Outstanding dividend record

- Experienced management team



Regulated

Non-regulated

Transaction summary

Acquired entities	Aquila, Inc.'s natural gas operations in Michigan and Minnesota
Purchase price	$558 million (subject to post-closing adjustments which will include working capital)
Consideration	100% cash
Required approvals	Hart-Scott-Rodino Act and certain other regulatory approvals
Estimated time until closing	6 months

WPS

Strategic rationale

- **Attractive assets** provide regulated operations in growing regions

- **Increased scale** complements our Midwest operations

- **Stable earnings** are projected to be accretive to WPS Resources (excluding one-time transaction and integration costs) over the first 12 months following the close of the acquisition

- **Financing** expected to maintain our strong credit profile

- **Improved operations** benefit customers in the communities we serve

Overview of Michigan Gas Utilities

Service territory



Key business characteristics

- Steady customer growth
  - Primarily residential customers
- Access to several major pipelines, underground storage and gas supply
- 3.6 Bcf of on-system gas storage
- Good safety and reliability record
  - 98.5% meters read on time
  - 99.7% meter read accuracy
- Authorized ROE of 11.4%
  - Tariffs are below peer average

Number of customers by type



Commercial 8%

Residential 92%

Total customers: 161,000

Overview of Minnesota Gas

Service territory



Key business characteristics

- Comprised of two utilities
  - Peoples Natural Gas (83% of customers)
  - Northern Minnesota Utilities (17% of customers)
- Strong customer growth with attractive demographics
- Access to five interstate pipelines provide flexibility in gas procurement options
- Good safety and reliability record
  - 99.5% meters read on time
  - 99.8% meter read accuracy
- Authorized ROE of 11.71%

Number of customers by type



Commercial 11%

Residential 89%

Total customers: 200,000

Combined business overview

Combined service territory


Minnesota Gas
Michigan Gas Utilities
WPSC and UPPCO

- Stronger regional energy company
- Multi-state operations that enhance regulatory diversification
- Ability to employ best practices on new asset base

Combined operational statistics

	Regulated Natural Gas Utilities			
	Wisconsin Public Service	Michigan	Minnesota	Combined Total
Customers	305,000	161,000	200,000	666,000
Annual throughput (Bcf)	76.5	35.9	76.1	188.5
Natural gas storage (Bcf)	—	3.6	—	3.6
Employees	276	182	226	684

Financial overview

Minnesota key financials

$ millions	2003A	2004A	2005E
Revenue	$250	$274	$288
EBITDA	32	26	34
% margin	*12.6%*	*9.7%*	*11.8%*

Combined key financials

$ millions	2003A	2004A	2005E
Revenue	$451	$480	$492
EBITDA	62	51	60
% margin	*13.9%*	*10.7%*	*12.2%*

Michigan key financials

$ millions	2003A	2004A	2005E
Revenue	$200	$206	$204
EBITDA	31	25	26
% margin	*15.4%*	*12.2%*	*12.6%*

Note: Represents unaudited financial performance

WPS

Financial impact

- Acquisition to be financed on a long-term basis by raising funds from the issuance of a combination of equity and long-term debt

  - Pro-forma capitalization will be consistent with and supportive of our existing credit ratings at WPS Resources

- Excluding one-time transaction and integration costs, the acquisition is expected to be accretive to earnings

- Dividend policy is not anticipated to change

WPS

<u>Steps to closing</u>

- No shareholder vote required

- WPS Board approval received

- State and regulatory approvals include:
  - Michigan Public Service Commission
  - Minnesota Public Utilities Commission
  - Hart-Scott-Rodino Act

- Anticipate achieving required approvals within 6 months

- WPS Resources has a dedicated team to lead the integration process for both assets

WPS

Summary transaction highlights

- **Attractive assets** provide regulated operations in growing regions

- **Increased scale** complements our Midwest operations

- **Stable earnings** are projected to be accretive to WPS Resources (excluding one-time transaction and integration costs) over the first 12 months after the close of the acquisition

- **Financing** expected to maintain our strong credit profile

- **Improved operations** benefit customers in the communities we serve

WPS

<u>Q&A</u>